Christopher D. Menconi
+1.202.373.6173
christopher.menconi@morganlewis.com

March 1, 2017

VIA EDGAR

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
 Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700) (the "Registrant") Post-Effective Amendment No. 39 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 39")

Dear Ms. Brutlag:

This letter responds to Staff comments on Amendment No. 39, which you conveyed to me and my colleague, Jeremy Esperon, via telephone on February 1, 2017. Amendment No. 39 was filed with the Securities and Exchange Commission (the "Commission") on December 19, 2016 pursuant to Rule 485(a)(2) under the Securities Act of 1933 ("1933 Act") for the purpose of registering a new series of the Registrant, Saba Interest Rate Hedged CEF ETF (the "Fund"). Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 39.

Prospectus Comments

1.	Comment:	Prior to Amendment No. 39 becoming effective, please provide the Staff with a completed fee table and expense example for the Fund.

Response:	The completed fee table and expense example are included as an exhibit hereto.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Samantha Brutlag
March 1, 2017

2.	Comment:
The Staff notes that the Fund has a policy, pursuant to Rule 35d-1 under the Investment Company Act of 1940 ("Rule 35d-1"), to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities issued by closed-end funds ("Underlying Funds") and/or in instruments designed to hedge against the Fund's exposure to interest rates the ("80% Policy"). Rule 35d-1 "does not apply to fund names that … connote types of investment strategies as opposed to types of investments."[1] It is the Staff's view that the term "hedged," which is used in the Fund's name, connotes a type of investment strategy, not a type of investment. As such, please revise the 80% Policy to state the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities issued by Underlying Funds.

Response:	Registrant will make the requested change to the 80% Policy.

3.	Comment:
The Staff notes that the Fund "intends to invest primarily in exchange-traded Underlying Funds" (emphasis added). If appropriate, please replace the term "primarily" with a term that connotes a higher level of investment (e.g., "substantially all").

Response:	Registrant will make the requested change.

4.	Comment:	The Staff notes that the Fund may borrow for investment purposes. Please ensure that interest expense is reflected in the fee table.

Response:	Registrant has reflected its estimated interest expense in the "Other Expenses" line item as shown in the attached fee table.

5.	Comment:	Please confirm that the Fund's disclosure regarding investments in derivatives is consistent with the letter from Mr. Barry Miller, Associate Director of the SEC's Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the "Barry Miller Letter").

Response:	Registrant so confirms.

6.	Comment:	Please note that the discussion of the intraday indicative value ("IIV") should specifically address (a) how the IIV is calculated, (b) what the calculation includes and does not include, and (c) what types of values are used for underlying holdings. Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares.

Response:	Registrant will add the requested disclosure to the extent it is not already addressed in the Prospectus.

7.	Comment:	Please ensure that the following risks are addressed in the Fund's Principal Risks:

a.
The market price of the ETF shares may deviate from the value of the ETF's holdings particularly during times of market stress, so, as a result, investors in the ETF may receive significantly more or significantly less than the value of its underlying securities. Accordingly, there may be times when an ETF share trades at a premium or discount to its net asset value.

[1]	Final Rule: Investment Company Names, SEC Release IC-24828 (Jan. 17, 2001).

Ms. Samantha Brutlag
March 1, 2017

b.
An active trading market for shares of an ETF may not develop or be maintained, and, particularly during times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders. This could, in turn, lead to variances between the market price of the ETF shares and the value of its underlying securities.

Response:	Registrant has revised the Fund's disclosure to ensure that such risks are addressed.

8.	Comment:	Please revise the description of "Foreign and Emerging Markets Risk" to state that where all or a portion of an ETF's portfolio holdings trade in markets that are closed when the ETF market is open, there may be valuation differences that could lead to differences between the ETF's market price and the value of the ETF's portfolio holdings.

Response:
The Fund expects that it will obtain investment exposure to foreign and emerging markets securities only through Underlying Funds whose shares trade on exchanges in the United States. As a result, the Fund does not expect to be subject to the risk described in the Staff's comment. Registrant therefore respectfully declines to make the requested change.

9.	Comment:	Under High Yield or Non-Investment Grade Securities Risk, please disclose how the Adviser/Sub-Adviser defines high yield or non-investment grade securities, i.e., by including a rating for such securities.

Response:
As a fund of funds, the Fund does not invest directly in high yield or non-investment grade securities. Instead, as part of the Fund's principal investment strategies, the Fund seeks to invest in Underlying Funds that primarily pursue high yield opportunities. As a result, neither the Adviser nor the Sub-Adviser is required to determine whether a particular security is high yield or non-investment grade. Because each Underlying Fund's adviser may use differing criteria in defining high yield or non-investment grade securities, Registrant respectfully declines to make the requested change. Registrant notes that the disclosure makes clear that high yield or non-investment grade securities are commonly known as "junk bonds."

10.	Comment:	Please disclose, as part of the Fund's principal risks, that in stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in markets for underlying portfolio holdings, which could lead to differences between the market price of an ETF's shares and the underlying value of the ETF's portfolio holdings.

Response:	Registrant will make the requested change.

11.	Comment:	Please note the Staff's position that, in determining compliance with its policy not to concentrate its assets in a particular industry, the Fund may not ignore the concentration policy of the Underlying Funds in which the Fund invests.

Ms. Samantha Brutlag
March 1, 2017

Response:	Registrant acknowledges the Staff's position.

******

Please do not hesitate to contact the undersigned at 202.373.6173 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi
Christopher D. Menconi

Ms. Samantha Brutlag
March 1, 2017

EXHIBIT

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund ("Shares"). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.10%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.02%
Acquired Fund Fees and Expenses[1]	1.30%
Total Annual Fund Operating Expenses	2.42%

[1]	Based on estimated amounts for the current fiscal year. Other Expenses include interest expense on borrowings and dividend and interest expense on short sales.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$245	$755